Request for Acceleration of Effective Date of Amendment No. 3 to Registration Statement on Form S-1
of Writers’ Group Film Corp. Common Stock
Pursuant to Rule 461 under Securities Act of 1933, as amended

April 21, 2008

VIA EDGAR

Securities and Exchange Commission

Re:
Writers’ Group Film Corp.
Reg. Statement No. 333-147959

To the Securities and Exchange Commission:

Writers’ Group Film Corp. (the "Registrant"), hereby requests the acceleration of Registrant's Amendment No. 3 to the Registration Statement filed on Form S-1, to April 22, 2008 at 5 p.m. PDT.

Writers’ Group Film Corp.

By:	/s/ Tal L. Kapelner
Tal L. Kapelner
President